As filed with the Securities and Exchange Commission on November 19, 1999

                                        Registration Statement No. 333-_______

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          TELSCAPE INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)


           Texas                        4813                    75-2433637
 (State or other juris-          (Primary Standard           (I.R.S. Employer
 diction of incorporation     Industrial Classification     Identification No.)
     or organization)               Code Number)


  2700 Post Oak Boulevard, Suite 1000                  Todd M. Binet
       Houston, Texas 77056                       Chief Financial Officer
         (713) 968-0968                         Telscape International, Inc.
(Address, including zip code, and           2700 Post Oak Boulevard, Suite 1000
 telephone number, including area                   Houston, Texas 77056
 code, of registrant's principal                       (713) 968-0968
        executive offices)                  (Name, address, including zip code,
                                              and telephone number, including
                                              area code, of agent for service)


                                   Copies to:

                            Sean P. McGuinness, Esq.
                           Kimberly A. Rosenthal, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                         3000 K Street, N.W., Suite 300
                             Washington, D.C. 20007
                                 (202) 424-7500


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                       CALCULATION OF REGISTRATION FEE
================================================================================
TITLE OF        AMOUNT TO BE     PROPOSED MAXIMUM   PROPOSED        AMOUNT
SHARES TO BE    REGISTERED       OFFERING PRICE     MAXIMUM           OF
REGISTERED                        PER SHARE (1)     AGGREGATE     REGISTRATION
                                                   OFFERING PRICE     FEE
--------------------------------------------------------------------------------
Common Stock
  par value
  $0.001 per
  share            783,338           $7.719          $6,046,586     $1,680.95
================================================================================

(1) Estimated solely for purposes of calculating the registration fee. In accordance with Rule 457(c) of Regulation C, the estimated price for such shares of common stock was based on the average of the high and low reported prices on the Nasdaq National Market on November 17, 1999.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

                   SUBJECT TO COMPLETION, DATED NOVEMBER 19, 1999

                          TELSCAPE INTERNATIONAL, INC.

                                 783,338 SHARES

                                  COMMON STOCK

                            ------------------------

This prospectus relates to the possible offer and sale from time to time of up to 783,338 shares of our common stock, par value $.001 per share, by the selling stockholders identified on page 27 of this prospectus. The selling stockholders advised us that they, acting as principals for their own account, directly or through agents, dealers or underwriters that they may designate, may sell their shares of common stock from time to time on terms that will be determined at the time of sale. The selling stockholders will sell their shares through customary brokerage channels, negotiated transactions or a combination of these methods at fixed prices that may be changed, at market prices then prevailing or at negotiated prices then obtainable. To the extent required, we will provide:

          -     the number of shares that will be sold,
          -     the names of the selling stockholders,
          -     the purchase price,
          -     the public offering price,
          -     the name of any agent, dealer or underwriter, and
          - the amount of any offering expenses, applicable commissions or discounts and any other material information regarding a particular offer in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

Each selling stockholder reserves the right to accept and, together with its agents, to reject in whole or in part, any proposed purchase of its shares.

Since the shares registered by the registration statement are being offered on a delayed or continuous basis as permitted by Rule 415 of the Securities Act of 1933, we are not able to include in this prospectus information about the price to the public of the shares or the proceeds to the selling stockholders. The selling stockholders and any brokers or dealers executing selling orders on their behalf may be deemed "underwriters" within the meaning of the Securities Act, in which event the usual and customary selling commissions which may be paid to the brokers or dealers may be deemed to be underwriting commissions under the Securities Act. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares sold less any discounts or commissions. We can give you no assurance that any or all of the shares that we register will be sold.

We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. We will, however, bear certain expenses incident to their registration. Further information concerning the selling stockholders and the shares of common stock that will be sold can be found in the "Selling Stockholders" and "Plan of Distribution" sections of this prospectus. Information concerning the selling stockholders may change from time to time.

To the extent required, any changes will be set forth in an accompanying prospectus supplement or if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

Our common stock is traded on the Nasdaq National Market under the symbol "TSCP." On November 17, 1999, the last reported sale price for our common stock on the Nasdaq National Market was $7.875 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
   The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer of sale is not permitted.
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                The date of this prospectus is ____________1999.

                          ----------------------------

                             TABLE OF CONTENTS



Where You Can Find More Information                      3
Forward-Looking Statements                               4
Our Company                                              5
Risk Factors                                             7
Use of Proceeds                                         22
Description of Capital Stock                            23
Selling Stockholders                                    26
Plan of Distribution                                    27
Legal Matters                                           29
Experts                                                 29

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any materials that we have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. You also may inspect copies of these materials and other information about us at the following regional offices of the SEC: CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 before the termination of the offering of the shares made under this prospectus:

     (i) The description of our common stock, par value $0.001 per share, contained in our registration statement on Form 8-A (Registration No. 000-24622) filed with the SEC on August 3, 1994, as amended August 9, 1994, under
Section 12 of the Exchange Act;

     (ii) Our annual report on Form 10-K for the fiscal year ended December 31, 1998, as filed with the SEC on March 31, 1999;

     (iii) Our proxy statement on Form 14-A for our annual meeting of stockholders, as filed with the SEC on April 29, 1999; and

     (iv) Our quarterly report on Form 10-Q for the quarter ended March 31, 1999, as filed with the SEC on May 17, 1999.

     (v) Our quarterly report on Form 10-Q for the quarter ended June 30, 1999, as filed with the SEC on August 16, 1999.

     (vi)  Our report on Form 8-K, as filed with the SEC on September 20, 1999.

We will provide without charge to each person who requests it in writing a copy of any or all of the documents incorporated by reference in this prospectus, except the exhibits to those documents (unless the exhibits are specifically incorporated by reference in the documents). You should direct requests for these copies to our Investor Relations department at 2700 Post Oak Boulevard, Suite 1000, Houston, Texas 77056, or by telephone at (713) 968-0968. This prospectus is part of a registration statement we filed with the SEC. The prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

In addition to historical information, we have made forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus, such as those pertaining to our capital resources and result of operations. "Forward-looking statements" are projections, plans, objectives or assumptions about our Company. Forward-looking statements involve numerous risks and uncertainties, and you should not place undue reliance on such statements since there can be no assurance that the events or circumstances reflected in these statements will actually occur. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates" or "anticipates" or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements that we make: our ability to implement our growth strategy, improve our financial performance, expand our infrastructure, develop new products and services, expand our sales force, expand our customer base and enter international markets. Our success also may be affected by the risks that we face, including changes in the business environment in which we operate, changes in the telecommunications industry and the economy generally, the competition that we face, changes in the service offerings available in the market, our ability to enter developing markets, manage rapid growth, manage international operations, maintain effective information systems, consummate acquisitions or enter into joint ventures with companies on terms acceptable to us, develop our network, as well as adapt to regulatory developments that could cause our actual results to vary materially from the future results indicated, expressed or implied, in our forward-looking statements. See "Risk Factors." Our success also depends upon economic trends generally, including interest rates, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed in this prospectus under the heading "Risk Factors." Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only. We assume no obligation to update forward-looking statements.

                                  THE COMPANY

GENERAL

We are a U.S. based, fully integrated communications company. We supply voice, video, data and Internet services principally to and from Latin America. Telereunion, S.A. de C.V., one of our subsidiaries, is building a state-of-the-art fiber optic network in Mexico that will reach the vast majority of the Mexican population. We also own and operate a satellite teleport facility in Silicon Valley, CA, which delivers an array of telecommunications services to customers throughout North, Central and South America. In addition, we provide a full range of network solutions services and products in Mexico to major public and private sector customers. We recently launched EnableCOMMERCE.com, an electronic commerce strategy, which takes advantage of many of our core competencies.

We believe that we are well-positioned to capitalize on the opportunities presented by the large and growing international telecommunications services market. We intend to expand significantly our telecommunications operations that use our own equipment and transmission lines over the next twelve months. We also intend to broaden our service offerings in markets where we have established, or expect to establish, a significant presence.

The Mexican government has granted some of our Mexican subsidiaries the authority to provide data, voice and video services in Mexico. In addition, in June 1998, the Mexican government granted Telereunion a 30-year, long-distance carrier license which allows Telereunion to construct and operate its own network in Mexico. Telereunion is one of only 16 companies that was granted a license like this by the Mexican government. To deliver our services, we, through Telereunion, are constructing a network in Mexico to carry voice, video, data and Internet services. Our new network will consist of fiber-optic and microwave components, and will connect the United States, the Gulf region of Mexico and targeted Mexican cities. We believe that this network will allow us to enhance our service offerings and reduce our costs.

We intend to capitalize on the growth in the Latin American telecommunications market by providing voice, video, data and Internet services to and from targeted Latin American countries. We believe that expanding our owned and leased transmission facilities in Mexico and Latin America will allow us to increase the percentage of minutes of telecommunications traffic carried on our network. We believe this will enable us to help ensure the quality of our service for both international and domestic long distance traffic.

We are presently building our network in Mexico through a combination of tactics:

          - we are building our own physical facilities in the Eastern Gulf region of the country of Mexico, and

          - we are establishing operating agreements and/or exchanging some of our fiber optic capacity with other carriers.

We believe that our planned network in Mexico, when complete, will link 22 cities and towns and will enable us to provide service to the majority of the population in Mexico. The completion of our new Mexican network will further our strategy of becoming a leading provider of voice, video, data and Internet services in the Latin American market. Our Mexican network will provide us with a significant amount of capacity from which we can provide cost-effective services and grow our existing retail and wholesale international voice, video, data and Internet business on both sides of the U.S.-Mexico border. We began construction of our Mexican network in the second quarter of 1999.

We have selected Lucent Technologies, Inc. to engineer, furnish and install our Mexican network. On August 27, 1999, we, along with our subsidiaries, Telereunion, S.A. de C.V., Telereunion International, S.A. de C.V., Telereunion, Inc., Telscape USA, Inc., MSN Communications, Inc., Interlink Communications, Inc., TSCP International, Inc., Vextro de Mexico, S.A. de C.V., Servicios Corporativos, Telscape de Mexico, S.A. de C.V., N.S.I.S.A. de C.V., Lan and Wan, S.A. de C.V. and M.S. Noticias y Telecomunicaciones, S.A. de C.V. signed a credit agreement with Lucent ("Credit Agreement").

The Credit Agreement provides for up to $40 million in financing. We borrowed $23.9 million under the Credit Agreement on August 27, 1999, of which $9.0 million was applied to repay short-term debt and restore working capital and $14.9 million to pay for costs directly related to construction of the network and incidental to closing the Credit Agreement. Subsequent loans under the Credit Agreement are subject to the satisfaction of certain conditions precedent, one of which has not been satisfied as of the date of this filing.

In May 1999, we signed an interconnection agreement with Telefonica de El Salvador, a subsidiary of Telefonica de Espana, to provide international telecommunications services to and from El Salvador. Also in May 1999, we entered into an agreement with Avantel, S.A. to exchange fiber optic capacity in Mexico.

STRATEGY

We plan to expand our role to become a leading provider of high quality, competitively priced voice, video, data and Internet services between the United States and Latin America, and plan to become a leading provider of voice, video, data and Internet services in Mexico upon the completion of our network in Mexico. The key elements of our strategy are:

          -     expand our network facilities;
          -     expand the scale and scope of our retail business;
          -     build brand awareness;
          - provide our customers with an integrated suite of service offerings;
          -     expand our Latin American presence; and
          -     pursue strategic alliances, joint ventures and acquisitions.

Our ability to implement the business strategy depends on many factors, including the availability of financing, economic and regulatory conditions in our markets, our ability to recruit the management talent required to implement our business plan, competition, and other factors external to the company. Our business strategy may not be successful.

                             -----------------------

Our principal executive offices are located at 2700 Post Oak Boulevard, Suite 1000, Houston, Texas 77056, and our telephone number is (713) 968-0968.

                                RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS DOCUMENT BEFORE YOU DECIDE WHETHER TO PURCHASE OUR COMMON STOCK. THE RISKS SET FORTH BELOW ARE IN ADDITION TO RISKS THAT APPLY TO MOST BUSINESSES, INCLUDING RISKS OF COMPETITION, INABILITY TO COLLECT RECEIVABLES AND RELIANCE ON OUR KEY EMPLOYEES.

WE HAVE A NEED FOR ADDITIONAL CAPITAL

We need additional capital to fund our losses from operations, to meet our obligations and to fund capital expenditures principally associated with the build out of our network in Mexico. We are attempting to raise additional funds. We have entered into a loan agreement with Lennox Invest, Ltd, for $10,000,000. Each individual funding under the loan agreement is to be evidenced by a promissory note maturing 180 days from its respective funding. A total of $1.5 million which bears interest at 10% per annum has been funded through this facility to date. We must pay interest on each note at the maturation of the respective note. For every $1,000,000 advanced under the loan agreement, we are obligated to issue a three-year warrant to Lennox to acquire 35,714 shares of our common stock at an exercise price related to the market price of the common stock. For every $1,000,000 that is outstanding for more than one month, we are obligated to issue an additional three-year warrant to acquire 35,714 shares of our common stock. For every $1,000,000 that is outstanding for more than two months, we are obligated to issue a third three-year warrant to acquire 35,714 shares of our common stock. Either party may terminate the agreement after the funding of $3 million without any further liability. The collateral provided for under the loan agreement consists of our common stock owned directly or indirectly by certain members of management provided on a formula basis based on the level of borrowings outstanding under the loan agreement and the market value of our common stock. The remaining $7,000,000 is subject to certain additional requirements being met and there can be no assurance that such requirements will be met. We are actively seeking to raise required additional capital from public or private equity and/or debt sources. Our actual future capital requirements will depend upon many factors that are not within our control, including competitive conditions, particularly with respect to our ability to attract incremental traffic or acquire new operations at favorable prices, and regulatory or other government actions. In the event that our plans or assumptions change or prove to be inaccurate, then some or all of our development and expansion plans, including our Mexican network, could be delayed or abandoned.

We currently have no firm arrangements with respect to additional financing. We cannot guarantee that additional financing will be available to us on commercially reasonable or acceptable terms or on terms that would not be substantially dilutive to stockholders, if at all. Any equity or debt financings, if available at all, may impact our operations and, in the case of equity financings or strategic investments, may result in dilution to existing stockholders. In addition, if we raise additional funds through the incurrence of debt, we would likely become subject to additional restrictive financial covenants. If we fail to secure necessary financing we expect it would have a material adverse impact on our business, our ability to continue our operations and our stock price.

As of September 30, 1999, we have a working capital deficit of approximately $27.0 million. Of this $27.0 million, approximately $12.0 million represents accounts payable incurred in connection with the construction of the Mexican Network, $5.1 million represents long term debt reclassified as short term debt due to a covenant default and $3.2 million represents other network expenditures classified as short term obligations. We plan to finance the $12.0 million under the Lucent credit agreement subject to certain conditions precedent being met.

In order to address our need for capital, we are also exploring various strategic investment alternatives. We do not know if we will be able to identify any future joint ventures, acquisitions, mergers or strategic alliances or that, if identified, we will be able to successfully execute these transactions. A failure to identify or execute future transactions may impair our ability to continue our operations. In addition, to execute these transactions, it may be necessary for us to raise additional funds through public or private financings and we cannot assure you that we will be able to do so.

In the event that we are unable to obtain such additional capital or are unable to obtain additional capital on acceptable terms, or if we are unable to find a suitable strategic investment alternative, our business, results of operations, financial condition and our ability to compete could be adversely affected.

WE EXPECT TO EXPERIENCE NET LOSSES

We intend to incur costs, we expect to experience continuing net losses and we could suffer capital dilution over the next few years as we develop and expand our network, expand our marketing and sales organization and introduce new telecommunications services. Additionally, our operations in new target markets have experienced and could continue to experience negative cash flows until we establish an adequate customer base and related operating revenues. Furthermore, our investment in our Mexican network may not immediately generate revenue because of factors that are outside of our control, such as:

          - delays in negotiating acceptable interconnection agreements with Telefonos de Mexico, the former monopoly carrier in Mexico;
          -     delays in construction of our Mexican network;
          - operational delays caused by our inability to obtain additional financing in a timely fashion; and
          - operational delays caused by our inability to meet the conditions precedent to additional fundings under the Lucent facility.

Through the nine months ended September 30, 1999, we experienced a net loss of $9.6 million. As a result of the above factors, we expect to continue to incur net losses over the next several quarters.

OUR SUBSTANTIAL LEVERAGE COULD ADVERSELY AFFECT OUR ABILITY TO RUN OUR
BUSINESS

Our total outstanding indebtedness as of September 30, 1999 was approximately $37.5 million, including $34.7 million of secured indebtedness. Because we will continue to incur a significant amount of indebtedness in the future, we must substantially increase our net cash flow in order to meet our debt service obligations.

Our substantial indebtedness could have important consequences to you. For example, it could:

          - limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements and other general corporate purposes;
          -     limit our ability to fulfill our working capital requirements;
          - require us to dedicate a substantial portion of our cash flow from operations, if any, to payments on our indebtedness, thereby reducing our funds available for other purposes, including working capital, capital expenditures, acquisitions and general corporate purposes;
          - make us more vulnerable to economic downturns, limiting our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions;
          - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
          - place us at a competitive disadvantage compared to our competitors that have less debt; and
          - limit, along with the financial and other restrictive covenants in our outstanding indebtedness, our ability to borrow additional funds.

We may not achieve or sustain a positive cash flow or profits from our operating activities in the future. Because we must substantially increase our net cash flow in order to meet our debt service obligations, we cannot assure you that we will be able to meet such obligations. If we cannot generate sufficient cash flow or otherwise obtain funds necessary to make required payments on our indebtedness, or if we otherwise fail to comply with the various covenants governing our indebtedness, we will be in default under the terms of our indebtedness. If we are in default, the holders of our indebtedness may accelerate the maturity of the specific indebtedness which could cause us to default on other debt obligations.

OUR HOLDING COMPANY STRUCTURE COULD INHIBIT OUR ABILITY TO GENERATE FUNDS

We are a holding company and our principal assets are our ownership interests in our subsidiaries that provide telecommunications services in the United States, Mexico and several other countries in Central and South America. As a holding company, most of the funds that we use to meet our cash needs come from dividends, intercompany loans and other permitted payments from our direct and indirect subsidiaries. We also have, to a lesser extent, our own credit arrangements. Our U.S. operating subsidiaries' ability to pay dividends, repay intercompany loans or make other distributions to us may be restricted by, among other things:

          -     their availability of funds;
          -     the terms of their various credit arrangements;
          - the terms of any agreements we enter into with the minority owners of certain subsidiaries, joint venture partners or entities selling assets or businesses to us; and
          - statutory and other legal restrictions, including restrictions on the repatriation of money from foreign jurisdictions.

Any dividends, intercompany loan payments or other distributions or payments from our operating subsidiaries may have adverse tax consequences. Additionally, several of our subsidiaries are organized in jurisdictions outside the United States, and we do not have direct control over some of these subsidiaries. If any of our subsidiaries are unable to or fail to pay us dividends, make intercompany loans or make any other distributions, our ability to make principal and/or interest payments on our indebtedness and, utilize cash flow from one subsidiary to cover shortfalls in working capital of another subsidiary would be restricted, which could have a material adverse effect upon our financial condition and results of operations.

WE MUST EFFECTIVELY EXPAND AND OPERATE OUR NETWORK

Because our success and our ability to grow and increase revenues largely depends on our ability to deliver low-cost, uninterrupted, international and domestic voice, video, data and Internet services, our operations depend on our ability to integrate new and emerging technologies and equipment into our network and to successfully expand our network. Our ability to continue to expand, operate and develop our network will depend on, among other factors, our ability to:

          -     obtain switch sites in our targeted markets;
          - interconnect with the local public switched telephone network and/or other carriers;
          - obtain necessary licenses that permit us to terminate and originate traffic;
          - obtain access to or ownership of transmission facilities that link our switches to other network switches
          - attract and retain customers and experienced and qualified personnel; and
          -     open new offices in target markets.

By expanding our network, we will incur additional fixed operating costs that typically exceed, particularly with international transmission lines, the revenues attributable to the transmission capacity funded by such costs until we generate additional traffic volume for such expanded capacity. We may not be able to expand our network in a cost effective manner or operate the network efficiently.

To provide our customers with connectivity to countries where we do not own or lease network facilities, we enter into agreements with other carriers to terminate our traffic in those countries. To the extent we purchase transit and termination capacity from other carriers, we rely upon other carriers' networks. Whenever we are required to route traffic over a non-primary choice carrier due to technical difficulties or capacity shortages with our network or our primary choice carrier, those calls are more costly to us and could result in lower transmission quality. If we fail to operate, manage or maintain our network properly or to select other carriers to provide high quality services when carrying our calls, our customers may divert all or a portion of their business to other carriers, which could have a material adverse effect on our business, financial condition and results of operations.

As part of our plan to provide coverage from the United States to Mexico and other targeted Latin American markets where fiber optic capacity cannot be acquired at all or on acceptable terms, we acquired satellite transmission equipment by purchasing California Microwave's Services Division. We did not have significant experience in operating satellite transmission facilities prior to this acquisition, and any problems that arise from our operation or maintenance of these facilities could materially adversely affect our ability to provide telecommunications services to the regions that these facilities serve. If we are not able to restore service quickly or to secure other capacity on acceptable terms, our failure to maintain or operate our facilities could have a material adverse effect on our business, financial condition or results of our operations.

WE FACE RISKS OF NETWORK FAILURE IN OPERATING OUR NETWORK

We face risks of network failure as we expand our network. New technologies may increase the risk that our system could fail and strain our network. Our ability to enter successfully new markets therefore, has and may be delayed by technical specifications and other barriers to entry that exist in a market. Additionally, our network and operations face risks that we cannot control, such as the risk of damage to software and hardware resulting from:

         -     fire;

         -     power loss;
         -     natural disasters; and
         - general transmission failures caused by other factors outside our control.

In the past, our switching equipment has failed, which temporarily prevented our customers from using our services. We cannot assure you that our equipment will not fail in the future. Any failure of our network or other systems or hardware that causes significant interruptions to our operations could:

         -     damage our reputation;
         -     result in a loss of customers; and
         - harm our ability to retain and obtain subscribers and customers, which could have a material adverse effect on our ability to generate revenues.

To date, we have not experienced significant quality problems. As a result of our anticipated network expansion, however, we may, from time to time experience problems that will affect the quality of the voice and data transmitted over our network. We purchase capacity on other carriers' networks to provide redundancy in the event of technical difficulties with our network. As a result, we rely on the transmission quality of other carriers' networks.

THE CONSTRUCTION COSTS OF THE MEXICAN NETWORK MAY BECOME PROHIBITIVE

Our ability to build our new network in Mexico is essential to our future success. We are developing our new network in the Gulf region of Mexico. Our Mexican network will cover the states of Tamaulipas and Veracruz on the eastern coast of Mexico, and extend into the central region through the state of Puebla. Some of the geographical areas in which we are constructing our network have suffered from unusually heavy rainfall and caused some delays in construction of our network. We expect to complete construction of our network towards the end of 1999 and, barring any significant delays, begin operating the network late in the first quarter of 2000 or early in the second quarter of the year 2000. There are certain risks associated with our successful development of the Mexican network, including:

         -     costs could be more than we expect;
         -     we may complete the network later than when we expect;
         -     we lack experience in developing a similar network;
         - we may not be able to effectively manage the construction of the new fiber routes;
         - competitors may develop a comparable network in Mexico prior to the completion of our network, which would greatly diminish the demand for our services; and
         - we depend significantly on third party contractors for the network's construction.

Although we do not anticipate any difficulty in managing the network construction, we cannot assure you that we will be able to construct and initiate operation of the Mexican network without significant delays, or within our budget or at all. Difficulties or delays with respect to any of the above risks may significantly delay or prevent our completion of the Mexican network, which would have a material adverse effect on us.

STRATEGIC ALLIANCES, INVESTMENTS AND ACQUISITIONS HAVE RISKS

As part of our business strategy, we enter into strategic alliances and acquire and make investments in companies that complement our current operations. All strategic alliances, investments and acquisitions are accompanied by numerous risks, including, without limitation:

         - difficulties in assimilating the operations, personnel, products, technologies and financial, computer, payroll and other systems of an acquired businesses;
         - diversion of resources from our existing businesses, including potential distraction of our management team;
         - entering geographic and business markets in which we have little or no prior experience;
         - unanticipated liabilities or contingencies of acquired businesses;
         - dilution to existing shareholders if we use stock to acquire businesses;
         - amortization of goodwill from acquired businesses, which will reduce our earnings per share; and
         -     the potential loss of key employees or customers.

Many of these are foreign companies located in Mexico and Latin America. Strategic alliances, investments and acquisitions with foreign companies pose unique risks. In many Latin American countries, including Mexico, foreign investors like us may be prohibited from owning a majority interest in any local entity, such as Telereunion, that provides telecommunications services. As a result, we may not control entities that represent a substantial portion of our investments and operations.

We may experience similar risks when we expand through joint ventures. We may not have a majority interest in, or control of the board of directors of, any local operating entities or their operations or assets. There is also a risk that:

          - a minority or majority interest owner or our joint venture partner or partners may have economic, business or legal interests or goals that conflict with ours; and
          - we may be required to fulfill obligations of our joint venture partners if they are unable to meet their obligations.

The consideration we pay for acquisitions may materially and adversely affect our liquidity. We may compete with other companies for acquisitions, some of which will be larger and have greater financial resources. We also may need to incur further indebtedness in order to finance acquisitions and, as a result, may be unable to service our other indebtedness. The terms of some of our outstanding indebtedness, however, limits our ability and our subsidiaries' ability to incur additional indebtedness to finance acquisitions. We cannot assure you that we will be successful in consummating acquisitions, and if we are unsuccessful, such acquisitions may limit our ability to grow internally.

OUR BUSINESS IN MEXICO PRESENTS UNIQUE RISKS

A significant portion of our assets and revenues are and will be located in Mexico. Our business, therefore, is affected by prevailing conditions in the Mexican economy and is, to a significant extent, vulnerable to economic downturns and changes in government policies. The Mexican government exercises significant influence over many aspects of the Mexican economy. Accordingly, the Mexican government's actions and the policies established by legislative, executive or judicial authorities in Mexico may affect the Mexican economy. Any government action could have material adverse effects on private sector entities in general and on us in particular. We cannot assure you that future economic, political or diplomatic developments in or affecting Mexico will not:

          - impair our business, results of operations, financial condition and liquidity (including our ability to obtain financing);
          - materially and adversely affect the market price of our securities (including the shares of our common stock); or
          -     negatively affect our ability to meet our obligations.

NEW MEXICAN EXCHANGE CONTROLS COULD HARM US

In recent years, the Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. The Mexican government does not currently restrict Mexican or foreign persons or entities from converting pesos to dollars or transferring dollars outside Mexico. If the Mexican government institutes a restrictive exchange control policy in the future, it would affect our ability to convert pesos into dollars and make intercompany distributions from our Mexican subsidiaries to us. This could have a material adverse effect on our business and financial condition and our ability to service our dollar denominated liabilities.

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES MAY POSE RISKS TO THE PRICE OF OUR COMMON STOCK

Prices of securities of companies with significant Mexican operations may be, to varying degrees, influenced by economic and market conditions in other emerging market countries. Investors' reactions to economic developments in one country may effect the prices of securities of issuers in other countries, including Mexico. We cannot assure you that events in emerging market countries will not materially and adversely affect our securities, including our common stock.

WE MUST ADEQUATELY MANAGE OUR GROWTH

We expect our business and our network to continue to grow and expand, specifically, in and to Latin America. We expect our network growth to significantly strain our management, operational and financial resources and increase demands on our systems and controls. To manage our growth effectively, we must improve our operational and financial systems and controls, purchase and utilize other transmission facilities and expand, train and manage our employee base. Inaccuracies in our traffic forecasts, our pricing and costing models, or other types of errors or inaccuracies could result in insufficient or excessive transmission facilities and disproportionate fixed expenses or deterioration of our services' profitability. We cannot assure you that:

         -     we will be able to develop our Mexican network;
         - we will expand within our target markets at our presently planned rate; or
         - the existing regulatory barriers to our expansion will be reduced or eliminated.

As we proceed with our development there will be additional demands on our customer support, billings systems and support, sales and marketing and administrative resources and network infrastructure. We cannot assure you that our operating and financial control systems and infrastructure will be adequate to maintain and effectively manage future growth. If we fail to continue to upgrade our administrative, operating and financial control systems or if unexpected expansion difficulties emerge, our business, results of operations and financial condition could be materially adversely affected.

A FAILURE IN OUR MANAGEMENT INFORMATION SYSTEMS COULD ADVERSELY AFFECT
OPERATIONS

We are dependent upon our information systems and switching equipment to:

          -     provide service to our customers;
          -     manage our network;
          -     collect billing information; and
          -     perform other vital functions.

We are particularly dependent upon our billing and collection system, especially with respect to our prepaid card and wholesale long distance businesses, because of their high transaction volumes. We have in the past and may in the future experience technical difficulties with our hardware or software, which would affect our ability to bill our customers. If we are unable to bill and collect receivables from our customers because of problems with our information systems, our cash flows could be interrupted which could materially adversely affect our business, financial condition or results of operations.

MANY OF OUR COMPETITORS HAVE GREATER RESOURCES THAN WE DO

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE WITH PROVIDERS THAT HAVE GREATER RESOURCES

The international and national telecommunications industry is highly competitive and subject to rapid change precipitated by advances in technology and regulation. Many of our competitors are significantly larger and have:

          - substantially greater financial, technical and marketing resources;
          -     larger networks;
          -     a broader portfolio of services;
          -     strong name recognition and "brand" loyalty;
          -     long-standing relationships with our target customers; and
          - economies of scale that can result in a lower relative cost structure for transmission and related costs.

These competitors include, among others, AT&T, MCI WorldCom, Inc. and Sprint Communications, Inc., which provide long distance services in the United States; Telefonos de Mexico S.A. de C.V. ("Telmex"), concessionaires and other registered value-added services providers in Mexico; as well as Post, Telephone and Telegraph operators and emerging competitors in other Latin American markets where we intend to compete.

We anticipate that the formation of global alliances among large telecommunications providers will cause additional competition. Recent examples of such alliances include AT&T's alliance with Unisource, "Uniworld;" Cable & Wireless Plc's recent alliance with Italy's STET/Telecom Italia, which focuses on the Latin American and European regions; WorldCom, Inc.'s merger with MCI Communications, and subsequent alliance with Telefonica de Espana; Sprint's alliance with Deutsche Telekom and France Telecom, known as "Global One". Consolidation in the telecommunications industry may create even larger competitors with greater financial and other resources. These mergers and alliances could create increased competition in the telecommunications services market and potentially reduce the number of customers that purchase wholesale international long distance services from us.

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE WITH OTHER PREPAID CARD PROVIDERS

In our prepaid card business we currently compete with all first tier telecommunications carriers as well as with emerging multinational carriers such as Star Telecommunications Inc., RSL Communications, Ltd. and IDT Corporation. Many of these carriers have greater financial resources than we do. Additionally, some of our current competitors are or could be our customers for wholesale international services. Our business would be materially adversely affected if a significant number of these customers limit or cease doing business with us for competitive or other reasons. The prepaid card industry to Mexico is also marked by numerous smaller competitors. In recent months, the competition for these services has increased and we believe many of our competitors are selling at losses. Continued competition at this level will make it very difficult for us to match prices which could adversely impact our sales and have a material adverse effect on the financial condition of the Company.

COMPETITION COULD HARM US

International telecommunications providers like ourselves compete on the basis of price, customer service, transmission quality and breadth of service offerings. Our carrier and prepaid card customers are especially price sensitive. Many of our larger competitors enjoy economies of scale that can result in lower termination and network costs. This could cause significant pricing pressures within the international communications industry. In recent years, prices for international and other telecommunications services continue to decrease as competition continues to increase in most of the markets in which we currently compete or intend to compete. We believe competition will intensify as new entrants increase as a result of the new competitive opportunities created by the Telecommunications Act of 1996, implementation by the Federal Communications Commission of the United States' commitment to the World Trade Organization, and privatization, deregulation and changes in legislation and regulation in many of our foreign target markets. We cannot assure you that we will be able to compete successfully in the future, or that such intense competition will not have a material adverse effect on our business, financial condition and results of operations.

COMPETITION IN MEXICO

Mexican regulatory authorities have granted concessions to 16 companies, including Telmex and Telereunion, to construct and operate public, long distance telecommunications networks in Mexico. Some of these new competitive entrants have as their partners major U.S. telecommunications providers including AT&T (Alestra), MCIWorldcom (Avantel) and Bell Atlantic Corp. (Iusatel). Mexican regulatory authorities have also granted concessions to provide local exchange services to several telecommunications providers, including without limitation, Telmex and Telefonia Inalambrica del Norte S.A. de C.V., Megacable Comunicaciones de Mexico and several of Mexico's long distance concessionaires. We compete or will compete to provide services in Mexico with numerous other systems integration, value-added and voice and data services providers, some of which focus their efforts on the same customers we target. In addition to these competitors, recent and pending deregulation in Mexico may encourage new entrants.

Moreover, while the WTO Agreement could create opportunities to enter new foreign markets, the United States' and other countries' implementation of the

WTO Agreement could result in new competition from Post, Telephone and Telegraph operators previously banned or limited from providing services in the United States. For example, the FCC granted the Sprint/Telmex joint venture authority, subject to various conditions, to enter the United States market and to provide resold international switched services between the United States and Mexico. This and other competitive developments could result in increased competition, which could materially and adversely effect our business, financial condition and results of operations.

OUR MEXICAN FACILITIES-BASED LICENSE POSES RISKS

Our Mexican concession is regulated by the Mexican government. The Mexican government could grant similar concessions to our competitors, or affect the value of our concession. In addition, the Mexican government also has (1) authority to temporarily seize all assets related to the Mexican concession in the event of natural disaster, war, significant public disturbance or threats to internal peace and for other reasons of economic or public order and (2) the statutory right to expropriate any concession and claim all related assets for public interest reasons. Although Mexican law provides for compensation in connection with losses and damages related to temporary seizure or expropriation, we cannot assure you that the compensation will be adequate or timely.

The Mexican concession contains several restraints. Specifically, it limits the scope and location of our Mexican network and has minimum invested capital requirements and specific debt to equity requirements. In addition, the terms of the Mexican concession originally required us to begin operations by June 3, 1999. Although we obtained an extension of this date until December 3, 1999, we cannot assure you that:

               - we will be able to obtain financing to finish the Mexican network;
               - if we obtain financing it will be in a timely manner or on favorable terms;
               - we will be able to obtain an extension of the date of which we were required to begin operations, or
               - we will be able to comply with the Mexican concession's conditions.

If we fail to comply with the terms of the concession, the Mexican government may terminate it without compensation to us. A termination would prevent us from engaging in our proposed business.

GOVERNMENT REGULATION SIGNIFICANTLY AFFECTS OUR BUSINESS

As an international carrier we are subject to varying degrees of regulation in each jurisdiction where we provide service. National and local laws and regulations and the interpretation and enforcement of such laws and regulations differ significantly among the jurisdictions in which we operate and intend to operate.

We provide our services to the maximum extent we believe is permissible under applicable laws and regulations. We may, therefore:

          - provide services or use transmission methods that are found to violate the laws and/or regulations of a specific country;
          - lose or fail to obtain necessary approvals or make filings subsequently found to be required under a specific law or regulation; or
          - be subject to fines, penalties, confiscation of facilities and equipment or other sanctions, including being denied the ability to offer our products and services.

If any of these events occur, it could have a material adverse effect on our business, financial condition and results of operations. Additionally, future regulatory, judicial or legislative changes in any or all of the markets in which we operate or intend to operate could have a material adverse effect on the operation of our business.

WE DEPEND ON DISTRIBUTORS AND SERVICE PROVIDERS FOR SALES OF OUR PREPAID CALLING CARDS

We depend on distributors in the United States and Mexico to sell our prepaid calling cards for international and domestic long distance telecommunications services. Most of our distributors also sell the services or products of other companies. Accordingly, we cannot assure you that these distributors will devote sufficient efforts to promoting and selling our services, or that we will be able to find capable distributors in any of our new markets. The failure of these distributors to effectively distribute our prepaid cards would substantially impair our ability to generate revenues from the sales of these prepaid cards, which could have a material adverse effect on our business, financial condition or results of operations.

WE DEPEND ON OTHER SERVICE PROVIDERS

We have entered into service agreements with service providers to provide the switching platform and telecommunications services related to our prepaid calling cards. We have installed our own prepaid calling card switching platforms in Houston, Texas and in Mexico that provide some, but not all, of the switching platform and telecommunications services related to our prepaid calling cards. We cannot, however, assure you that we will ever have all of our prepaid calling cards serviced on our own switching platforms. Until our platforms are technologically and operationally sufficient to service all of our prepaid calling card business, we will continue to utilize third parties to provide platforms for our prepaid calling card services. The deterioration or termination of our relationships with our platform service providers could have a material adverse effect upon our revenue growth, cost structure, service quality, brand name recognition, network diversity, results of operations and financial condition.

WE ARE DEPENDENT UPON OPERATING AGREEMENTS WITH FOREIGN OPERATORS FOR OUR WHOLESALE LONG DISTANCE BUSINESS

Our wholesale long distance business and our ability to terminate and receive return traffic in foreign countries is substantially dependent on our ability to enter into operating agreements or carrier agreements with other carriers. We believe that we would not be able to serve our customers at competitive prices without these operating and interconnection agreements. Termination of these agreements by these carriers, therefore, would have a material adverse effect on our business. Moreover, we cannot assure you that we will be able to enter into additional operating or interconnection agreements in the future. This could limit our ability to increase our revenues and create a profit.

FOREIGN GOVERNMENT CONTROL OF OUR INTERNATIONAL OPERATIONS COULD EFFECT OUR BUSINESS

A significant portion of our operations, employees and assets are located in Mexico and a key component of our growth strategy is to expand into international markets, particularly in Latin America. Our success depends upon our ability to compete with a variety of other telecommunications providers including the respective Post, Telephone and Telegraph operator in each country in which we operate. We believe that Post, Telephone and Telegraph operators generally have certain competitive advantages. In many international markets, the government telecommunications provider controls access to the local networks, enjoys better brand name recognition and customer loyalty and possesses significant operational economies, including a larger local network and operating agreements with other Post, Telephone and Telegraph operators. Post, Telephone and Telegraph operators also generally have competitive advantages due to their close ties with national regulatory authorities, which have, in some instances, shown reluctance to adopt policies and grant regulatory approvals that would result in increased competition for the local Post, Telephone and Telegraph operator.

Our pursuit of international service may require significant investments for extended periods of time before we realize a return, if any, on our investments. We may need to commit significant financial resources to obtain licenses in certain target countries and we may not experience positive net returns in those markets for extended periods of time, if ever. In addition, we may not be able to obtain the permits and licenses that we require to operate, obtain access to local transmission facilities or markets or sell and deliver competitive services in these markets.

There are also certain risks to conducting business internationally that could have a material adverse effect on our strategy to open additional offices in foreign countries and our ability to repatriate net income from foreign markets.

These risks may include:

          -     unexpected changes in regulatory requirements;
          - value-added tax, tariffs, customs, duties and other trade barriers;
          -     difficulties in staffing and managing foreign operations;
          -     problems in collecting accounts receivable;
          -     political risks;
          -     fluctuations in currency exchange rates;
          - foreign exchange controls which restrict or prohibit repatriation of funds;
          -     technology export and import restrictions or prohibitions;
          -     delays from customs brokers or government agencies;
          - seasonal reductions in business activity during the summer months and/or during the last two weeks of December in certain parts of the world; and
          - potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws.

WE ARE SUBJECT TO FOREIGN CURRENCY EXCHANGE RATES

Although our sales have generally been denominated in U.S. dollars, some of our recent contracts are denominated in foreign currencies, and specifically, in Mexican pesos. Any decrease in the value of the U.S. dollar in relation to foreign currencies may materially and adversely affect our sales to international customers and our cost of procuring, installing and maintaining equipment abroad. As we expand our international operations and/or begin to denominate prices in foreign currencies, we will be exposed to increased risks of currency fluctuation.

For example, from December 1994 through December 1996, Mexico experienced an economic crisis which included:

          -     exchange rate instability;
          -     a devaluation of the peso;
          -     high inflation;
          -     high domestic interest rates;
          -     negative economic growth (on a cumulative basis);
          - a reduction of international capital flow to both the private and public sectors;
          -     reduced consumer purchasing power; and
          -     high unemployment.

Any similar future crisis, including any devaluation of the Mexican peso, could materially and adversely effect our financial position and results of operation.

We generally purchase equipment for capital improvements in U.S. dollars and substantially all of our indebtedness is denominated in U.S. dollars. We believe that less than 10% of our revenues are currently transacted in Mexican pesos. Declines in the Mexican peso's value relative to other currencies will result in foreign exchange losses and increases in the Mexican peso cost of our capital expenditures. In 1993, 1994, 1995, 1996, 1997 and 1998, we experienced net foreign exchange losses (gains) of ($14,000), ($18,000), $2,000, ($161,000),
$126,000 and $639,000, respectively, as a result of the effect of the Mexican peso devaluation.

We may incur in the future non-peso-denominated indebtedness. In order to construct our Mexican network, we anticipate that we will generate additional peso-denominated receivables from the provision of domestic and international long distance services originating in Mexico. As our Mexican peso-denominated revenues increase, our foreign exchange risk will also increase.

We do not currently hedge against the risk of exchange rate fluctuation, but may in the future choose to limit our foreign currency risk exposure through the purchase of forward foreign exchange contracts or similar hedging strategies. We cannot assure you that any foreign currency hedging strategy would be successful in avoiding exchange-related losses or that it would not exacerbate any exchange-related losses.

WE ARE DEPENDENT UPON FACILITIES-BASED CARRIERS FOR LEASED CAPACITY

We transmit telephone calls made by our customers primarily over lines that we lease from other long distance carriers, many of which are, or may become, our competitors. Our ability to maintain and expand our business depends upon our maintenance of favorable relationships with these carriers. Although we believe that our relationships with these carriers are satisfactory, in general, the deterioration or termination of our relationship(s) with one or more of these carriers could have a material adverse effect upon our cost structure, service quality, network diversity, results of operations and financial condition.

In addition, because we currently obtain most of our transmission capacity on a per-call, or usage, basis, we are vulnerable to possible unanticipated price increases and service cancellations. Customer usage rates generally are less than the rates we charge our customers for connecting calls through these lines. Increased competition, however, may force us to reduce the rates we charge our customers, which may result in reduced or, in certain circumstances, negative margins for some of our services. As our traffic volume increases between particular international markets, we expect to cease using variable usage arrangements and to enter into fixed monthly or longer- term leasing arrangements. If we enter into fixed-cost lease arrangements and incorrectly project traffic volume in a particular geographic area, we may not generate sufficient additional revenue to offset the higher fixed costs.

Regulatory proposals are pending that may permit the Regional Bell Operating Companies and other local exchange carriers to charge us to lease transmission lines. This could have a material adverse effect on our margins, business, financial condition and results of operations. Additionally, if the FCC lifts pricing controls, we will need to negotiate contracts with these vendors, which could result in substantial legal and administrative expense and a different cost structure for our services.

RAPID CHANGES IN TECHNOLOGY COULD PLACE US AT A COMPETITIVE DISADVANTAGE

The markets that we service are characterized by:

          -     rapidly changing technology;
          -     evolving industry standards;
          -     emerging competition; and
          - the frequent introduction of new services, software and other products.

Our success partially depends upon our ability to enhance existing products, software and services and to develop new products, software and services that meet changing customer requirements on a timely and cost-effective basis. We cannot assure you that we can successfully identify new opportunities and develop and bring new products, software and services to the market in a timely and cost effective manner. We also can not assure you that the products, software, services or technologies that others develop will not render our products, software, services or technologies non-competitive or obsolete. Furthermore, there is no guarantee that products, software or service developments or enhancements we introduce will achieve or sustain market acceptance or that they will effectively address the compatibility and interoperability issues raised by technological changes or new industry standards.

RISKS ASSOCIATED WITH NEW AND UNCERTAIN MARKETS COULD ADVERSELY AFFECT OUR BUSINESS

Many of the overseas markets where we currently market or intend to market telecommunications services are undergoing dramatic changes. As a result of privatization and deregulation, a new competitive environment is emerging in which major telephone, media and utility companies are entering the telecommunications market and forming new alliances which are radically changing the landscape of international and domestic telephone services. We expect open markets for telecommunications services to evolve in other parts of the world as well. While we focus on exploiting the imbalances brought about by deregulation, we frequently enter new markets in which we are unable to predict how the regulatory environments of such markets will evolve. We cannot assure you that changes in the marketplace and new strategic alliances among companies with greater resources than those we possess will not materially and adversely affect our ability to:

          - continue our efforts to increase our overseas telecommunications customer base and traffic volume or
          - recover the costs of building out our international telecommunications switching and transmission infrastructure.

A DEFAULT UNDER EXISTING AGREEMENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OPERATIONS

Certain of our subsidiaries have entered into financing agreements with equipment lessors to purchase switching equipment. These agreements permit the lessors to accelerate the entire unpaid balance of amounts loaned and to foreclose on the equipment upon default. Consequently, any failure by these subsidiaries to make timely payments or to comply with the agreements' covenants could materially adversely affect our business, as well as our ability to provide services through the use of these switches. We are not in compliance with certain financial covenants under lease agreements with a finance company that funded $5.6 million in equipment for us earlier this year. We have secured a waiver from the finance company of their rights under the agreement to enforce default provisions due to non compliance with these financial covenants for the third quarter of 1999. We have also agreed that should the lender in the Lennox facility decide to terminate the Lennox facility prior to funding the entire $10.0 million amount of the facility, the finance company may declare a default under the agreement and accelerate the maturity date. The amounts outstanding under this facility of $5.6 million have been classified as current in the financial statements as of September 30, 1999. We may have to request additional waivers from the finance company due to non compliance with financial covenants in future quarters. We cannot guarantee that the finance company would provide us with additional waivers in which case they could enforce the default provisions and accelerate the maturity date. Should that be the case, there is no guarantee that we would be able to obtain a replacement facility. A default under this agreement could trigger cross defaults with several of our other obligations totaling $31.3 million at September 30, 1999.

The Credit Agreement with Lucent contains significant covenants of us and our subsidiaries including, but not limited to: (a) affirmative covenants with respect to compliance with laws, inspection rights, performance of other obligations, delivery of financial statements and other information, pledge of after-acquired property, and associated agreements requiring the registrant's Mexican subsidiaries to apply certain monies to debt repayment, (b) negative covenants restricting their ability to incur or create (with certain exceptions) liens, debt and capitalized lease obligations, and otherwise restricting (with customary exceptions) mergers or consolidations, disposal of assets, investments, payments of dividends and distributions, modification of material contracts, changes in the nature of the business conducted, prepayment or redemption of debt, creation of partnerships and new subsidiaries and transactions with affiliates; and (c) financial covenants (including, among others, minimum total debt to total capitalization, total debt to consolidated EBITDA, maximum annual capital expenditures through the maturity date and minimum consolidated EBITDA to consolidated debt service obligations. If we default on any covenant provided for under the Credit Agreement and we are unable to obtain a waiver for such default, the lender under the Credit Agreement could terminate their financing agreement with us. Termination of one or more of our financing agreements could have a material adverse effect on our working capital or our ability to expand our business or execute our business plan.

WE ARE DEPENDENT UPON PROPRIETARY RIGHTS FOR OUR OPERATIONS

We rely on a combination of patents, copyrights, trademarks, trade secret laws and on contractual restrictions to establish and protect our technology and trade names. We believe that "Telscape" and the "Telefiesta" and "Telereunion" prepaid calling cards, as well as the names and logos associated with our other services and products have achieved significant brand awareness among our targeted markets.

We intend to protect and defend our name, servicemarks and trademarks in the United States and internationally. We have registered the "Telefiesta" mark, have acquired trademark registration in Mexico for "Telereunion" and have filed for protection of the "Telscape" name and logo. We are not aware of any third party challenges to the validity of our trademarks or trademark applications, or of any claim by a third party of trademark or patent infringement, or of other claims with respect to our products, marks, registrations or applications for registration. However, we cannot assure you that:

          - our pending or future trademark applications will result in any trademark registrations;
          - we will be able to prevent misappropriation of our technology or proprietary rights;
          - challenges or claims for our proprietary rights will not be asserted in the future;
          - we will have sufficient funds to withstand such challenges or claims, regardless of their merit;
          - our competitors will not independently develop substantially equivalent or superior technologies; or
          - patents will not be issued to other carriers which relate to technologies currently incorporated in our services and products.

Our inability to protect our proprietary rights or continue to use our marks, and the substantial costs and diversion of management resources incurred in defending or pursuing any claims relating to proprietary rights, could have a material adverse effect on our business, financial condition or results of operations. Furthermore, parties challenging the validity of our trademarks or claiming patent infringement could secure a judgment against us awarding substantial damages, as well as injunctive or other equitable relief. This could block our ability to provide services or products in the United States or other countries, and could have a material adverse effect on our business, financial condition or results of operations.

THE YEAR 2000 PROBLEM COULD CAUSE EQUIPMENT FAILURES AND SERVICE DISRUPTIONS

The Year 2000 problem is the result of computer programs that were designed to use two digits rather than four to specify the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in miscalculations or major system failures which could cause disruptions in our operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. In anticipation of the year 2000 problem , we have developed a plan to review internally developed or externally purchased or licensed software. We have also developed a plan to review with our key vendors and service providers their software, for compliance with year 2000 processing requirements. Any failure of our own systems or of the systems of other companies on whose services we depend or with whom our systems interface to be year 2000 compliant could materially and adversely affect our ability to operate and retain customers and could impose significant costs on us.


                              USE OF PROCEEDS

We will not receive any of the proceeds from the offer and sale by the selling stockholders of the shares of our common stock, nor will any proceeds be available for use by us or for our benefit. We will pay the expenses incurred in registering the shares of common stock covered by this prospectus.

                        DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 25,000,000 shares of common stock, 5,000,000 shares of preferred stock and 1,000,000 shares of series A preferred stock.

The statements under this caption are brief summaries of certain material provisions of our certificate of incorporation and by-laws. These summaries do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, such documents.

COMMON STOCK

As of November 17, 1999, there were 7,229,175 shares of common stock outstanding (including 83,359 shares of treasury stock) that were held of record by approximately 90 stockholders. In addition, as of November 17, 1999, Telscape had issued options and warrants to purchase a total of 3,999,121 shares of common stock that are currently exercisable within 60 days of the date of this filing.

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the rights of the holders of the shares of our outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may from time to time declare out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of our company, whether voluntary or involuntary, holders of our common stock are entitled to share ratably in all assets legally available for distribution, if any, remaining after the payment or provision for the payment of all our debts and other liabilities and the payment and setting aside for payment of any preferential amount due to the holders of shares of our outstanding preferred stock. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series. The board is authorized to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. At present, we have no preferred stock outstanding and we have no plans to issue any preferred stock.

SERIES A PREFERRED STOCK

Our board of directors has the authority to issue up to 1,000,000 shares of series A preferred stock in one or more series. The series A preferred stock:


          - participates equally with each share of common stock in all dividends;

          -     is redeemable, in whole or in part, at our option;
          - is convertible, at the holder's option, into one fully paid and non-assessable share of common stock;
          - is entitled to one vote for each share with the same voting rights as if each such share were one share of common stock; and
          - in the event of any liquidation, dissolution or winding up of the affairs of our company, after payment of all of our liabilities, entitles the holder thereof to receive, prior to any payments to the holders of common stock, out of our remaining net assets, an amount in cash equal to all other shares of series A preferred stock, but not more than the amount of consideration originally paid for such shares.

At present we have no plans to issue any of the series A preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND TEXAS LAW

CERTIFICATE OF INCORPORATION AND BYLAWS

Our Amended and Restated Certificate of Incorporation provides that the members of our board of directors are elected annually or as otherwise provided by resolution. Provisions of our bylaws and our Amended and Restated Certificate of Incorporation provide that the stockholders may amend the bylaws or certain provisions of our Amended and Restated Certificate of Incorporation only with the affirmative vote of 67% of the outstanding shares of our capital stock. These provisions of the Amended and Restated Certificate of Incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. The provisions are designed to reduce the vulnerability of our company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

TEXAS BUSINESS COMBINATION LAW

We are subject to Part 13 of the Texas Business Corporation Act, which, subject to certain exceptions, prohibits a Texas corporation from engaging in any business combination with any affiliated stockholder, or any affiliate or associate of the affiliated stockholder, for a period of three years following the date that such stockholder became an affiliated stockholder, unless (i) the business combination or the purchase or acquisition of shares made by the affiliated stockholder on the affiliated stockholder's share acquisition date is approved by the board of directors of the issuing public corporation before the affiliated stockholder's share acquisition date or (ii) the business combination is approved, by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the issuing public corporation not beneficially owned by the affiliated stockholder or an affiliate or associate of the affiliated stockholder, at a meeting of stockholders and not by written consent, duly called for that purpose not less than six months after the affiliated stockholder's share acquisition date.

Part 13 defines "business combination" to include:

(a) any merger, share exchange, or conversion of an issuing public corporation or a subsidiary with:

 (i)    an affiliated stockholder;

 (ii) a foreign or domestic corporation or other entity that is, or after the merger, share exchange or conversion would be, an affiliate or associate of the affiliated stockholder; or

 (iii) another domestic or foreign corporation or other entity, if the merger, share exchange or conversion is caused by an affiliated stockholder, or an affiliate or associate of an affiliated stockholder, and as a result of the merger, share exchange or conversion Part 13 does not apply to the surviving corporation or other entity;

(b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, including an allocation of assets pursuant to a merger, to or with the affiliated stockholder, or an affiliate or associate of the affiliated stockholder, of assets of the issuing public corporation or any subsidiary that:

 (i) has an aggregate market value equal to 10% or more of the aggregate market value of all the assets, determined on a consolidated basis, of the issuing public corporation;

 (ii) has an aggregate market value equal to 10% or more of the aggregate market value of all the outstanding common stock of the issuing public corporation; or

 (iii) represents 10% or more of the earning power or net income, determined on a consolidated basis, of the issuing public corporation;

(c) the issuance or transfer by an issuing public corporation or a subsidiary to an affiliated stockholder or an affiliate or associate of the affiliated stockholder, in one transaction or a series of transactions, of shares of the issuing public corporation or a subsidiary, except by the exercise of warrants or rights to purchase shares of the issuing public corporation offered, or a share dividend paid, pro rata to all stockholders of the issuing public corporation after the affiliated stockholder's share acquisition date;

(d) the adoption of a plan or proposal for the liquidation or dissolution of an issuing public corporation proposed by, or pursuant to any agreement, arrangement or understanding, whether or not in writing, with an affiliated stockholder or an affiliate or associate of the affiliated stockholder older;

(e) a reclassification of securities, including a reverse share split or a share split up, share dividend or other distribution of shares, a recapitalization of the issuing public corporation, a merger of the issuing public corporation with a subsidiary or pursuant to which the assets and liabilities of the issuing public corporation are allocated among two or more surviving or new domestic or foreign corporations or other entities, or any other transaction whether or not with, into, or otherwise involving the affiliated stockholder, proposed by, or pursuant to an agreement, arrangement or understanding, whether or not in writing, with an affiliated stockholder or an affiliate or associate of the affiliated stockholder that has the effect, directly or indirectly, of increasing the proportionate ownership percentage of the outstanding shares of a class or series of voting shares or securities convertible into voting shares of the issuing public corporation that is beneficially owned by the affiliated stockholder or an affiliate or associate of the affiliated stockholder, except as a result of immaterial changes due to fractional share adjustments; or

(f) the direct or indirect receipt by an affiliated stockholder or an affiliate or associate of the affiliated stockholder of the benefit of a loan, advance, guarantee, pledge or other financial assistance or a tax credit or other tax advantage provided by or through the issuing public corporation, except proportionately as a stockholder of the issuing public corporation.

Part 13 defines an affiliated stockholder as a person, other than the issuing public corporation or a wholly owned subsidiary of the issuing public corporation, that is the beneficial owner of 20% or more of the outstanding voting shares of the issuing public corporation or that, within the preceding three-year period, was the beneficial owner of 20% or more of the then outstanding voting shares of the issuing public corporation. For the purpose of determining whether a person is an affiliated stockholder, the number of voting shares of the issuing public corporation considered outstanding includes shares considered beneficially owned by that person under Subdivision (3) of Part 13, but does not include other unissued voting shares of the issuing public corporation that may be issuable pursuant to an agreement, arrangement or understanding, or on exercise of conversion rights, warrants or options, or otherwise.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for our common stock is American Stock Transfer, 40 Wall Street, 46th Floor, New York, NY 10005 (718) 921-8275.

                            SELLING STOCKHOLDERS

We provide below the following information for each selling stockholder:

       -     name;
       - the aggregate number of shares of common stock beneficially owned by the respective selling stockholder as of the date hereof; and
       - the aggregate number of shares of common stock that the respective selling stockholder may offer and sell pursuant to this prospectus.

Because the selling stockholders may sell all or a portion of their shares at any time and from time to time after the date hereof, we can not estimate the number of shares of common stock that each selling stockholder may retain upon completion of the offering under this prospectus. Information concerning the selling stockholders may change. To the extent required, we will provide any additional or changed information regarding any selling stockholder in a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. The following information is based upon information furnished to us by or on behalf of the selling stockholders.

NAME OF                                 NUMBER OF SHARES     NUMBER OF SHARES
SELLING                                   OWNED BEFORE            BEING
STOCKHOLDER                               OFFERING (1)         REGISTERED
----------------                       ------------------   -------------------

Engmann Options, Inc.                      391,669            391,669

MDNH Partners, L.P.                        391,669            391,669

(1) Information set forth in the table regarding the selling stockholder is provided to the best of our knowledge based on information furnished to us by each selling stockholder and/or available to us through our stock ledgers or inquiries to brokers.

                              PLAN OF DISTRIBUTION

The selling stockholders may sell all or a portion of the shares that are offered by this prospectus from time to time while the registration statement of which this prospectus is a part is effective. The selling stockholders have advised us that the shares may be sold on terms that will be determined at the time of such sale through customary brokerage channels, negotiated transactions or a combination of these methods, at fixed prices that may be changed, at market prices then prevailing or at negotiated prices then obtainable. We cannot give any assurance that the selling stockholders will sell any or all of the shares offered hereby. Each selling stockholder reserves the right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of the shares. We will receive no portion of the proceeds from the sale of the shares of our common stock. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of such shares minus any discounts or commissions.

The selling stockholders advised us that they, acting as principals for their own account, may sell shares from time to time directly to purchasers or through agents, dealers or underwriters that they will designate from time to time and that may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholders and the purchasers of the shares for whom they may act as agent. The SEC may deem the selling stockholders and any agents, broker-dealers or underwriters that participate with the selling stockholders in the distribution of the shares to be "underwriters" within the meaning of the Securities Act. If this occurs, any discounts, commissions or concessions that the broker-dealers, agents or underwriters receive any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

A selling stockholder may elect to engage a broker or dealer to effect sales of the shares in one or more of the following transactions:

      - block trades where the broker or dealer attempts to sell the shares as agent but to facilitate the transaction may position and resell a portion of the block of shares as principal,
      - purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus, and
      - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

In effecting sales, brokers and dealers engaged by a selling stockholder may arrange for other brokers or dealers to participate. Broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. To the extent required, the number of shares to be sold, the names of the selling stockholders, the purchase price, the public offering price, the name of any agent, dealer or underwriter, the amount of any offering expenses, any applicable commissions or discounts and any other material information with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

The shares originally issued by us contained legends as to their restricted transferability. These legends will not be necessary when the shares are sold pursuant to, and during the effectiveness of, the registration statement of which this prospectus is a part. Upon the transfer by the selling stockholders of any of the shares, we will issue new certificates representing such shares to the transferee, free of any such legends.

Under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously bid for or purchase securities of the same class for a period of at least two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, the rules contained in Regulation M, in connection with the transactions in the shares during the effectiveness of the registration statement of which this prospectus is a part. The foregoing may affect the marketability of the common stock and any market making activities with respect to the common stock.

To comply with the securities laws of certain states, if applicable, the shares will be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be offered or sold unless they have been registered or qualified for sale in such state or an exemption from the registration or qualification requirement is available and is complied with.

Each selling stockholder has certain registration rights with respect to the shares that it owns. Notwithstanding such rights, we have voluntarily filed the registration statement of which this prospectus is a part. We are required to maintain the effectiveness of such registration statement until such time as all the shares have been sold pursuant hereto or are no longer outstanding. We will bear all expenses relating to this registration, other than underwriting discounts and commissions and fees and disbursements of counsel to the selling stockholders.

                                 LEGAL MATTERS

Certain legal matters relating to the validity of the shares of our common stock covered by this prospectus will be passed upon for us by Gardere Wynne Sewell & Riggs, LLP, Houston, Texas.

                                   EXPERTS

The consolidated financial statements incorporated by reference in this prospectus of Telscape and its subsidiaries appearing in our Annual Report on Form 10-K for the years ended December 31, 1998 and 1997 have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein by reference in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF NOR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 783,338 Shares

                                    TELSCAPE
                               INTERNATIONAL, INC.

                                  Common Stock
                               ------------------

                                   PROSPECTUS

                               -------------------

                                     , 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The table below sets forth the various costs and expenses, other than underwriting discounts and commissions, to be incurred by the registrant in connection with the issuance and distribution of the securities being registered. All amounts shown represent estimates except the SEC's registration fee.




        SEC Registration fee                                $1,680.95
        Accounting fees and expenses (estimated)            $5,000.00
        Legal fees and expenses (estimated)                 $5,000.00
        Miscellaneous                                        1,000.00
                                                           ----------

        Total                                              $12,680.95
                                                           ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The registrant's by-laws provide that it shall indemnify and advance expenses to its directors, officers, employees, agents or to any other persons serving at the request of the registrant in such capacities in a manner and to the maximum extent permitted by applicable state or federal law.

The registrant's Articles of Incorporation provide that it shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding (whether or not by or in the right of the registrant), by reason of the fact that he is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer, against all judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses (including attorneys' fees and court costs) actually and reasonably incurred by him in connection with such action, suit or proceeding to the fullest extent permitted by any applicable law, and such indemnity shall inure to the benefit of the heirs, executors and administrators of any such person so indemnified. The right to indemnification under the registrant's Articles of Incorporation is a contract right and shall include, with respect to directors and officers, the right to be paid by the registrant the expenses incurred in defending any such proceeding in advance of its disposition; provided, however, that, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to the registrant of (i) a written affirmation by such director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification under the registrant's Articles of Incorporation or otherwise and (ii) a written undertaking by or on behalf of such director or officer to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the registrant's Articles of Incorporation or otherwise. The indemnification and advancement of expenses provided by, or granted pursuant to, the registrant's Articles of Incorporation shall not be deemed exclusive of any right to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Persons who are not directors or officers of the registrant may be similarly indemnified in respect of such service to the extent authorized at any time by the registrant's board of directors. The registrant maintains liability insurance over its directors and officers in the covered amount of $5 million and may purchase further insurance or make other arrangements for such obligations to the extent permitted by the Texas Business Corporation Act.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER               DESCRIPTION
--------             ------------

3.1       -   Articles of Incorporation of the Registrant, as amended (filed as
              Exhibit 3.1 to the Company's Registration Statement No. 33-80542-D and incorporated herein by reference)

3.2       -   Bylaws of the Registrant, as amended (filed as Exhibit 3.2 to the
              Company's Registration Statement No. 33-80542-D and incorporated herein by reference)

3.3       -   Articles of Incorporation of Polish Microwave, Inc. (filed as
              Exhibit 3.3 to the Company's Registration Statement No. 33-80542-D and incorporated herein by reference)

3.4       -   Bylaws of Polish Microwave, Inc. (filed as Exhibit 3.4 to the
              Company's Registration Statement No. 33-80542-D and incorporated herein by reference)

3.5       -   Contract of Limited Liability Company of DTS/ZWUT (filed as
              Exhibit 3.5 to the Company's Registration Statement No. 33-80542-D and incorporated herein by reference)

4.1       -   Form of Certificate evidencing Common Stock (filed as Exhibit 4.1 to the Company's Registration Statement No. 33-80542-D and incorporated herein by reference)

4.2       -   Form of Warrant Agreement between American Stock Transfer & Trust
              Company and the Company (filed as Exhibit 4.2 to the Company's
              Registration Statement No. 33-80542-D and incorporated herein by reference)

4.3       -   Form of Warrant Certificate evidencing the Warrants (filed as
              Exhibit 4.3 to the Company's Registration Statement No. 33-80542-D and incorporated herein by reference)

4.4       -   Form of Statement of the establishment of the Series B non-voting, nonparticipating Preferred Stock (filed as Exhibit 4.1 to the
              Company's Report
              on Form 10-QSB for the quarter ended March 31, 1996 and incorporated herein by reference)

*5.1      -   Form of Opinion regarding legality

10.1      -   Form of Representative's Warrants (filed as Exhibit 10.8 to the
              Company's Registration Statement No. 33-80542-D and incorporated herein by reference)

10.2      -   Warrant Agreement between the Company and S.P. Krishna Murthy
              (filed as Exhibit 10.13 to the Company's Report on Form 10-KSB for the year ended December 31, 1995 and incorporated herein by reference)

10.3      -   Form of Series A Common Stock Warrant (filed as Exhibit 10.4 to the Company's Report on Form 10-QSB for the quarter ended March
              31, 1996 and incorporated herein by reference)

10.4      -   Form of Series B Common Stock Warrant (filed as Exhibit 10.5 to the Company's Report on Form 10-QSB for the quarter ended March
              31, 1996 and incorporated herein by reference)

10.5      -   Form of Employment Agreement for Manuel Landa, Ricardo Orea Gudino
              and Oscar Garcia Mora (filed as Exhibit 10.6 to the Company's
              Report on Form 10- QSB for the quarter ended March 31, 1996 and incorporated herein by reference)

10.6      -   Form of Non-Qualified Stock Option Certificate and Agreement, as
              amended, for Manuel Landa, Ricardo Orea Gudino and Oscar Garcia
              Mora (filed as Exhibit 10.7 to the Company's Report on Form 10-QSB for the quarter ended March 31, 1996 and incorporated herein by reference)

10.7      -   Form of Series A Common Stock Warrant dated May 17, 1996 between the Company and Manuel Landa, Ricardo Orea Gudino, Oscar Garcia
              Mora and Christopher Efird (filed as Exhibit 10.1 to the Company's
              Report on Form 8-K dated June 3, 1996 and incorporated herein by reference)

10.8      -   Employment Agreement for E. Scott Crist (filed as Exhibit 10.1 to the Company's Report on Form 10-QSB for the quarter ended
              September 30, 1996 and incorporated herein by reference)

10.9      -   Employment agreement for Todd Binet (filed as Exhibit 10.29 to the
              Company's Report on Form 10-KSB for the year ended December 31,
              1996 and incorporated herein by reference)

10.10     -   Form of Promissory Note dated July 1, 1997, between Telereunion and Jose Luis Apan Wong, Raul de la Parra Zavala and Alejandro
              Apan Wong (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated August 5, 1997 and incorporated herein by reference)

10.11     -   Form of Common Stock Warrant dated July 1, 1997, between the
              Company and Jose Luis Apan Wong, Raul de la Parra Zavala and
              Alejandro Apan Wong (filed as Exhibit 10.4 to the Company's
              Current Report on Form 8-K dated August 5, 1997 and incorporated herein by reference)

10.12     -   Stock Purchase Agreement dated July 1, 1997, by and among the
              Company, Telscape USA, Inc., Telereunion and Jose Luis Apan Wong,
              Raul de la Parra Zavala and Alejandro Apan Wong (filed as Exhibit
              10.4 to the Company's Current Report on Form 8-K dated August 5,
              1997 and incorporated herein by reference)

10.13     -   Stock Purchase Agreement dated October 1, 1997, by and among
              Telscape USA, Inc., Telereunion, Inc. and Jose Martin Pena Nunez,
              Carlos Joaquin De Lara Y Campos, Jorge Pena Nunez, Martha
              Teresita Martin Del Campo Gutierrez (filed as Exhibit 10.1 to the
              Company's Current Report on Form 8-K dated October 15, 1997 and incorporated herein by reference)

10.14     -   Stock Purchase Agreement dated January 22, 1998, by and among the
              Company; MSN Communications, Inc.; Stuart Newman and Michael
              Newman, together with Form of Promissory Note dated January 23,
              1998 in the principal amount of $375,000 payable to Stuart Newman attached as Exhibit B-1 and Form of Promissory Note dated January
              23, 1998 in the principal amount of $375,000 payable to Michael
              Newman attached as Exhibit B-2 (filed as Exhibit 10.1 to the
              Company's Current Report on Form 8-K dated February 6, 1998 and incorporated herein by reference)

10.15     -   Stock Purchase Agreement dated May 18, 1998, by and among Telscape
              International, Inc., California Microwave, Inc. and California
              Microwave Services Divisions, Inc. together with a Form of Supply
              Agreement between California Microwave, Inc. and California
              Microwave Services Division, Inc. as Exhibit B (Incorporated herein by reference to Exhibit 10.1 to the Company's Current
              Report on Form 8-K dated June 9, 1998)

10.16     -   Securities Purchase Agreement between Deere Park Capital
              Management, LLC and Telscape International, Inc. dated as of May
              1, 1998; Registration Rights Agreement dated as of May 1, 1998 between Telscape International, Inc. and Deere Park Capital
              Management, LLC; Form of Convertible Debenture for $3,000,000 dated May 1, 1998; Form of Stock Purchase Warrant to Purchase
              8,952 shares of Common Stock of Telscape International, Inc. dated
              May 12, 1998 (all filed as Exhibit 4.4 to the Company's Report on
              Form 10Q for the quarter ended March 31, 1998 and incorporated herein by reference)

10.17     -   Form of Convertible Debenture in the principal amount of
              $1,000,000 between Deere Park Capital Management, LLC and Telscape
              International, Inc. dated as of May 28, 1998 and a form of Stock
              Purchase Warrant to Purchase 2,427 shares of Common Stock of
              Telscape International, Inc. dated May 28, 1998 (Incorporated herein by reference to Exhibit 10.3 to the Company's Current
              Report on Form 8-K dated June 9, 1998)

10.18     -   Securities Purchase Agreement dated May 29, 1998 by and between
              Telscape International, Inc. and Gordon Brothers Capital, LLC;
              together with a Form of Convertible Debenture in the principal amount of $5,000,000 payable to Gordon Brothers Capital, LLC attached as Exhibit A; a Form of Stock Purchase Warrant for Gordon
              Brothers, LLC for 12,136 shares of Common Stock of Telscape
              International, Inc. attached as Exhibit B; and a Registration
              Rights Agreement by and between Gordon Brothers Capital, LLC and
              Telscape International, Inc. attached as Exhibit C (Incorporated herein by reference to Exhibit 10.4 to the Company's Current
              Report on Form 8-K dated June 9, 1998)

*10.18.1  -   Amendment to Securities Purchase Agreement by and between Deere
              Park Capital, LLC and Telscape International, Inc. dated as of
              April 30, 1999, Schedule 1 representing the form of the Amended and Restated Convertible Subordinated Debenture, and Exhibit A representing the form of the Conversion Notice.

10.19     -   Equity Purchase Agreement by and between INTERLINK Communications
              Holding Co., Inc. and each of Telscape International, Inc., E.
              Russell Hardy, Stephen Strohman, Monty J. Moore, and Salvador
              Giblas dated as of May 19, 1998

              (Incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated June 9, 1998)

10.20     -   Form of Employment Agreement by and between California Microwave
              Services Division, Inc. and E. Russell Hardy dated as of May 18,
              1998 (Incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated June 9, 1998)

10.21     -   Form of Employment Agreement by and between California Microwave
              Services Division, Inc. and Stephen Strohman dated as of May 18,
              1998 (Incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K dated June 9, 1998)

10.22     -   Form of Employment Agreement by and between California Microwave
              Services Division, Inc. and Monty J. Moore dated as of May 18,
              1998 (Incorporated herein by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K dated June 9, 1998)

10.23     -   Form of Consulting Agreement by and between California Microwave
              Services Division, Inc. and Salvador Giblas dated as of May 18,
              1998 (Incorporated herein by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K dated June 9, 1998)

10.24     -   Loan Agreement between Telscape USA, Inc. and MSN Communications,
              Inc. and Southwest Bank of Texas dated May 19, 1998 (Incorporated herein by reference to Exhibit 10.24 to the Company's Registration
              Statement No. 333- 60271) Registration Rights Agreement by and between Coast Partners Securities, Inc. and Telscape
              International, Inc. attached as Exhibit 4.

10.25     -   Outside Directors Stock Option Plan of the Polish Telephones and
              Microwave Corporation (Incorporated herein by reference to Exhibit
              10.24 to the Company's Registration Statement No. 333-60271)

10.26     -   Form of Financing Agreement by and between the Company and
              Newbridge Financial Services Networks dated as of December 7, 1998
              (Incorporated herein by reference to Exhibit 10.26 to the
              Company's Report on Form 10-K for the year ended December 31,
              1998)

10.27     -   Form of Financing Agreement by and between the Company and NTFC
              Capital Corporation dated as of January 11, 1999 (Incorporated herein by reference to Exhibit 10.27 to the Company's Report on Form 10-K for the year ended December 31, 1998)

*10.27.1  -   First Amendment to Loan and Security Agreement by and between the
              Company and NTFC Capital Corporation dated as of April 20, 1999.

10.28     -   Form of Securities Purchase Agreement by and between the Company and Kendu Partners and MDNH Partners, L.P. dated as of December
              18, 1998, and Exhibit B to this agreement representing the Form of Registration Rights Agreement (Incorporated herein by reference to Exhibit 10.28 to the Company's Report on Form 10-K for the year ended December 31, 1998)

*10.28.1  -   Stock Purchase Agreement by and among the Company, Kendu Partners,
              Inc. and Engmann Options, Inc., dated as of December 31, 1998 and form of Assignment and Assumption Agreement related thereto.

*10.28.2  -   Amendment No. 1 to Securities Purchase Agreement by and among the
              Company, Engmann Options, Inc. and MDNH Partners, L.P. dated as of
              March 15, 1999.

*10.28.3  -   Letter amendment to Securities Purchase Agreement by and among the
              Company, Engmann Options, Inc. and MDNH Partners, L.P. dated as of
              July 28, 1999.

10.29     -   Form of Securities Purchase Agreement by and between Telscape
              International, Inc., INTERLINK Communications, Inc. and Cahill,
              Warnock, Strategic Partners Fund, L.P. dated as of May 5, 1999,
              Exhibit A representing the form of the Increasing Rate Secured
              Promissory Note, Exhibit B representing the form of Warrant, and Exhibit C representing the Security Agreement.(Incorporated herein by reference to Exhibit 10.29 to the Company's Report on Form 10-Q for the quarter ended March 31, 1999)

10.30     -   Form of Securities Purchase Agreement by and between Telscape
              International, Inc., INTERLINK Communications, Inc. and Cahill,
              Warnock, Strategic Partners Fund, L.P. dated as of June 18, 1999,
              Exhibit A representing the form of the Increasing Rate Secured
              Promissory Note, Exhibit B representing the form of Warrant, and Exhibit C representing the Security Agreement and Amendment No. 1 to Securities Purchase Agreement. (Incorporated herein by reference to Exhibit 10.30 to the Company's Report on Form 10-Q for the quarter ended June 30, 1999)

10.31     -   Securities Purchase Agreement dated July 19, 1999 by and between
              Telscape International, Inc., Telscape USA, Inc., TSCP
              International, Inc., MSN Communications, Inc. and Lucent
              Technologies Inc., together with a Form of Demand Note in the principal amount of $3,000,000 payable to Lucent Technologies Inc.
              attached as Exhibit A; a Form of Stock Purchase Warrant for Lucent
              Technologies Inc. for 85,000 shares of Common Stock of Telscape
              International, Inc. attached as Exhibit B; and a Security
              Agreement by and between Telscape International, Inc., Telscape
              USA, Inc., MSN Communications, Inc., TSCP International, Inc. and
              State Street Bank and Trust Company attached as Exhibit C.
              (Incorporated herein by reference to Exhibit 10.31 to the Company's Report on Form 10-Q for the quarter ended June 30, 1999)

10.32     -   Credit Agreement dated August 27, 1999 by and between Telscape
              International, Inc. Telereunion S.A. de C.V., Telereunion
              International, S.A de C.V., Telereunion, Inc., Telscape USA, Inc.,
              MSN Communications, Inc., Interlink Communications, Inc., TSCP
              International, Inc., Vextro De Mexico S.A. de C.V., Servicios
              Corporativos, Telscape de Mexico S.A. de C.V., N.S.I. S.A. de
              C.V., Lan and Wan S.A. de C.V., MS Noticias y Telecommunicaciones,
              S.A. de C.V. and Lucent Technologies Inc. (Incorporated herein by reference to Exhibit 10.1 to the Company's Report on Form 8-K dated September 20, 1999)

10.33     -   Loan Agreement dated October 22, 1999, by and between Telscape
              International, Inc. and Lennox Invest Ltd., Promissory Note dated October 22, 1999 in the principal amount of $1,060,000 payable to Lennox Invest, Ltd., Stock Pledge Agreement dated
              October 22, 1999, and Warrant Certificate issued to Lennox
              Invest, Ltd. to purchase 35,714 shares of Common Stock of Telscape International, Inc. dated October 22, 1999. (Incorporated herein by reference to Exhibit 10.33 to the Company's Report on Form 10-Q for the quarter ended September 30, 1999).

*23.1     -   Consent of BDO Seidman, LLP

*24.1     -   Power of Attorney (on signature page)

----------------
* Filed herewith

ITEM 17.  UNDERTAKINGS

(a) Rule 415 Offering

The undersigned registrant hereby undertakes:

- To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (1) To include a prospectus required by section 10(a)(3) of the Securities Act;

      (2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimate maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (3)    to include any material information with respect to the plan of distribution not previously disclosed in the registration
             statement or any material change to such information in the registration statement.

However, subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  Filings Incorporating Subsequent Exchange Act Documents by Reference

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Indemnification for Liability

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 19th day of November 1999.

                                         Telscape International, Inc.


                                      By: /s/ E. SCOTT CRIST
                                         ------------------------------
                                              E. Scott Crist,
                                              Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints E. Scott Crist and Todd M. Binet, and each of them, as his attorneys-in-fact and agent, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or each of them, and agents or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.


 /s/ E. SCOTT CRIST        Chief Executive Officer             November 19, 1999
-----------------------    (Principal Executive Officer
     E. Scott Crist        and Director)

 /s/ MANUEL LANDA          Chief Operating Officer             November 19, 1999
-----------------------    and Director
    Manuel Landa


 /s/ OSCAR GARCIA          Director                            November 19, 1999
-----------------------
    Oscar Garcia


 /s/ RICARDO OREA          Director                            November 19, 1999
-----------------------
    Ricardo Orea


 /s/ DARREL O. KIRKLAND    Director                            November 19, 1999
-----------------------
   Darrel O. Kirkland

 /s/ JACK M. FIELDS, JR.   Director                            November 19, 1999
-----------------------
Jack M. Fields, Jr.


/s/ TODD M. BINET          President, Chief Financial          November 19, 1999
-----------------------    Officer Secretary, Treasurer
Todd M. Binet              and Director (Principal
                           Financial and Accounting Officer)